Exhibit 21.1

List of subsidiaries of the Registrant

Subsidiaries

Name	Place of Incorporation

Golden Sun Education Group Limited	Hong Kong

Wenzhou Golden Sun Education Development Co., Ltd.	PRC

Wenzhou Lilong Logistics Services Co., Ltd.	PRC

Shanghai Golden Sun Gongyu Education Technology Co., Ltd.	PRC

Shanghai Xianjin Technology Development Co., Ltd.	PRC

Shanghai Hongkou Practical Foreign Language School	PRC

Shanghai Zhouzhi Culture Broadcast Co., Ltd.	PRC

Hangzhou Jicai Tutorial School Co., Ltd.	PRC

Shanghai Yangpu District Jicai Tutorial School	PRC

Shanghai Qinshang Education Techlonogy Co., Ltd.	PRC